FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004
Commission File Number

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3         Bologna 40132        ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|    No |_|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

Date 6 August 2004 * Print the name and title of the signing officer under his signature.	By:	Fabrizio Nardi (Signature)*

Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING ANNOUNCES FIRST HALF 2004 RESULTS

- Across the board improvements with significant net debt reduction -

        Bologna, Italy, August 6, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced first half 2004 financial results.

        First half 2004 revenues were Euro 221.0 million, up 6.9% excluding forex effects, (or up 5.6% including forex effects) versus first half 2003. Revenues from motorcycles for the period increased 0.9% to Euro 175.4 million and represented 79.4% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, increased 21.3% to Euro 42.3 million over the comparable period in the previous year.

        Gross margin was 35.9% versus 34.3% last year, thanks to product cost reduction and operational efficiencies partly offset by negative forex effect. EBITDA was Euro 28.0 million, or 12.7% of revenues, up 16.4% excluding forex effects (or up 8.5% including forex effects), versus Euro 25.8 million, or 12.3% of revenues in first half 2003.

        At EBT level, the result was a profit of Euro 3.5 million versus a loss of Euro 1.6 million in first half 2003 thanks to a Euro 2.2 million increase in EBITDA and a Euro 3.5 million one-off restructuring cost accrued in 2003.

        The Company’s net debt at June 30, 2004 was Euro 100.4 million, down versus the Euro 112.2 million at the same date a year earlier and down versus Euro 117.2 million at December 31, 2003. The company’s gearing ratio was 62% at June 30, 2004 versus 71% at the same date a year earlier and versus 74% at December 31, 2003.

        In first half 2004 unofficial Ducati worldwide registrations, were up 2% versus last year, in a flat market, with the US up 33%, non-subsidiary countries up 6%, France up 5% and Italy up 3%, while the UK was down 4%, Germany down 13%, the Benelux Countries down 13% and Japan down 14%.

        “In a difficult environment, where the two-wheeled market remains weak, Ducati continues to grow by focusing on its niche strategy”, said Federico Minoli, President and CEO of Ducati Motor Holding. “First half financial results showed significant improvements across the board, and in particular a reduction of our net debt position. Though, the second quarter was weaker than 2003, following the excellent results of the first quarter”.

        “Our cost control and cash management efforts are bearing fruit and drove first half financial results, with return to profit and improvement of the Debt/Equity ratio”, said Enrico D’Onofrio, Chief Financial Officer of Ducati. “We will continue to pay particular attention to these issues for the rest of 2004, as we pave the way for the growth of sales expected in 2005”.

        As for the second quarter, revenues were Euro 120,7 million, down 5.5% excluding forex effects, (or down 5.7% including forex effects) over the same period in 2003, due to lower bike sales.

        Gross margin was 35.8% of revenues, versus 32.6% in the same period a year ago, thanks to product costs and operational efficiencies. EBITDA was Euro 15.7 million, down 4.3% excluding forex (or down 7.0% including forex effects), versus Euro 16.8 million of 2003, representing 13.0% of revenues in line with the same period year ago.

        In the second quarter of 2004, earnings before tax were Euro 2.7 million versus Euro 4.6 million last year. The decrease was mainly due to lower EBITDA and higher financial charges.

        By the end of June 2004, the Company had re-purchased 1,260,096 shares, equivalent to Euro 1,840,351 or 0.79% of its stock capital.

        A discussion by Ducati management of the first half 2004 results is available at www.ducati.com under Company and then Investor Relations. It can be accessed until mid-September 2004 under “Webcast of Results” at the bottom of the IR Press Release Schedule section.

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

 Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com

Ducati Motor Holding
Page: 3 of 8

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended
	June, 30	June, 30	June, 30	June, 30
	2004	2003	2004	2003

Net Sales (Euro in thousands, US$ in thousands)

Motorcycles	€ 95,339	€ 108,308	$ 116,542	$ 132,396
Spare Parts, Accessories, Apparel	23,450	19,597	28,665	23,955
Miscellaneous Other	1,893	86	2,314	105

Total net sales	€ 120,682	€ 127,991	$ 147,521	$ 156,456

Ducati Units
Motorcycle shipments:			% Change

North America	1,387	1,218	13.9%
Main European market	8,079	9,340	(13.5%)
Japan	564	832	(32.2%)
Rest of World	2,379	2,332	2.0%

Total	12,409	13,722	(9.6%)

Motorcycle product mix:			% Change

Superbike	2,680	2,835	(5.5%)
Supersport	477	997	(52.2%)
Sport Naked	7,017	6,311	11.2%
Sport Touring	1,063	541	96.5%
Multistrada	1,172	3,038	(61.4%)

Total	12,409	13,722	(9.6%)

Unofficial Motorcycle Registrations:			% Change

North America	2,058	1,602	28.5%
Main European market	9,130	10,034	(9.0%)
Japan	922	1,031	(10.6%)
Rest of World	2,155	2,118	1.7%

Total	14,265	14,785	(3.5%)

Ducati Motor Holding
Page: 4 of 8

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Six Months Ended		Six Months Ended
	June, 30	June, 30	June, 30	June, 30
	2004	2003	2004	2003

Net Sales (Euro in thousands, US$ in thousands)

Motorcycles	€ 175,353	€ 173,826	$ 214,352	$ 212,485
Spare Parts, Accessories, Apparel	42,274	34,841	51,676	42,590
Miscellaneous Other	3,355	590	4,101	721

Total net sales	€ 220,982	€ 209,257	$ 270,129	$ 255,796

Ducati Units
Motorcycle shipments:			% Change

North America	2,667	2,054	29.8%
Main European market	13,800	14,040	(1.7%)
Japan	1,097	1,463	(25.0%)
Rest of World	4,315	3,919	10.1%

Total	21,879	21,476	1.9%

Motorcycle product mix:			% Change

Superbike	5,586	5,606	(0.4%)
Supersport	902	1,909	(52.8%)
Sport Naked	11,369	9,808	15.9%
Sport Touring	1,919	1,033	85.8%
Multistrada	2,103	3,120	(32.6%)

Total	21,879	21,476	1.9%

Unofficial Motorcycle Registrations:			% Change

North America	3,383	2,552	32.6%
Main European market	15,280	15,616	(2.2%)
Japan	1,649	1,915	(13.9%)
Rest of World	3,442	3,257	5.7%

Total	23,754	23,340	1.8%

Ducati Motor Holding
Page: 5 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	June, 30	June, 30	June, 30	June, 30	Percent
	2004	2003	2004	2003	Change

Net Sales	€ 120,682	€ 127,991	$ 147,522	$ 156,456	(5.7%)

Cost of goods sold	(77,483)	(86,210)	(94,715)	(105,383)
Gross Profit	43,199	41,781	52,807	51,073	3.4%
Other operating revenues	6,587	5,954	8,052	7,278
SG&A expenses	(34,254)	(31,123)	(41,872)	(38,045)
Other operating income/(expense), net	191	316	233	386
Depreciation & amortization	(9,359)	(9,245)	(11,440)	(11,301)

Operating income/(loss)	6,364	7,683	7,780	9,391	(17.2%)

Financing expense, net	(3,161)	(2,519)	(3,864)	(3,079)
Other non-operating income/(expense), net	(476)	(562)	(582)	(687)

Profit/(loss)before income taxes	2,727	4,602	3,334	5,625	(40.7%)

Shares outstanding	158,826,407	158,500,963	158,826,407	158,500,963

					Percent
Other Financial Data					Change
Motorcycles Produced ( Units)	11,939	8,751			36.4%
Motorcycles Sold (Units)	12,409	13,722			(9.6%)
Unofficial Registrations (Units)	14,265	14,785			(3.5%)
EBITDA	15,666	16,850	19,150	20,597	(7.0%)
EBITDA Margin	13.0%	13.2%

Note : On June 30, 2004 US$1= 0,8227 Euros

Ducati Motor Holding
Page: 6 of 8

	Ducati Motor Holding S.p.A.
	Consolidated Statements of Operations Data
	(Euro in thousands, US$ in thousands, except per share and share amounts)

	Six Months Ended		Six Months Ended

	June, 30	June, 30	June, 30	June, 30	Percent
	2004	2003	2004	2003	Change

Net Sales	€ 220,982	€ 209,257	$ 270,128	$ 255,796	5.6%
Cost of goods sold	(141,752)	(137,454)	(173,278)	(168,024)

Gross Profit	79,230	71,803	96,850	87,772	10.3%
Other operating revenues	12,422	12,056	15,185	14,737
SG&A expenses	(63,545)	(57,996)	(77,677)	(70,894)
Other operating income	(43)	111	(53)	136
Depreciation & amortization	(19,018)	(18,429)	(23,249)	(22,528)

Operating income/(loss)	9,046	7,545	11,056	9,223	19.9%

Financing expense, net	(5,077)	(4,958)	(6,206)	(6,061)
Other non-operating income/(expense), net	(486)	(4,146)	(594)	(5,068)

Profit/(loss)before income taxes	3,483	(1,559)	4,256	(1,906)	na

Shares outstanding	158,826,407	158,500,963	158,826,407	158,500,963

					Percent
Other Financial Data					Change
Motorcycles Produced (Units)	23,177	19,117			21.2%
Motorcycles Sold (Units)	21,879	21,476			1.9%
Unofficial Registrations (Units)	23,754	23,340			1.8%
EBITDA	27,997	25,811	34,224	31,550	8.5%
EBITDA Margin	12.7%	12.3%

Note : On June 30, 2004 US$1= 0,8227 Euros

Ducati Motor Holding
Page: 7 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands)

	June 30, 2004		June 30, 2003

	€	%	€	%

Current assets
Cash and cash equivalents	30,821		35,067
Trade receivables, net	90,213		85,900
Inventories	111,542		103,740
Other current assets	17,548		21,377
Current assets - Credit Link	15,000		—

Total current assets	265,124	56.3%	246,084	52.3%

Non current assets
Property, plant and equipment-net	63,325		69,686
Intangible fixed assets, net	120,472		129,838
Equity investments	12		12
Non current assets - Credit Link / ABS	10,000		25,011
Other long-term assets	12,110		549

Total non current assets	205,919	43.7%	225,096	47.7%

Total assets	471,043	100.0%	471,180	100.0%

Current liabilities
Short-term bank borrowings	71,210		45,687
Current portion of long-term debt	67,873		19,148
Accounts payable - trade	107,775		91,160
Income and other taxes payables	8,355		8,123
Other current liabilities	19,146		19,573
Provisions for risks and charges - current portion	4,906		10,867

Total current liabilities	279,265	59.3%	194,558	41.3%

Long-term liabilities
Long-term debt, net of current portion	3,835		91,000
Employees’ leaving entitlement	8,900		7,798
Deferred income taxes	211		35
Income an other taxes payables - long term portion	1,292		—
Other long-term liabilities	13,282		16,525
Provision for risks and charges - long term portion	1,687		3,022

Total long-term liabilities	29,207	6.2%	118,380	25.1%

Total liabilities	308,472		312,938

Total Group shareholders’ equity	162,558	34.5%	158,242	33.6%

Minority interests	13		—

Total shareholders’ equity	162,571	34.5%	158,242	33.6%

Total liabilities and shareholders’ equity	471,043	100%	471,180	100%

Ducati Motor Holding
Page: 8 of 8

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands)

	June 30, 2004		June 30, 2003

	US$	%	US$	%

Current assets
Cash and cash equivalents	37,462		42,624
Trade receivables, net	109,654		104,411
Inventories	135,579		126,096
Other current assets	21,330		25,984
Current assets - Credit Link	18,233		-

Total current assets	322,258	56.3%	299,115	52.3%

Non current assets
Property, plant and equipment-net	76,971		84,703
Intangible fixed assets, net	146,434		157,818
Equity investments	14		14
Non current assets - Credit Link / ABS	12,155		30,401
Other long-term assets	14,720		667

Total non current assets	250,294	43.7%	273,603	47.7%

Total assets	572,552	100.0%	572,718	100.0%

Current liabilities
Short-term bank borrowings	86,556		55,532
Current portion of long-term debt	82,500		23,274
Accounts payable - trade	131,001		110,805
Income and other taxes payables	10,155		9,874
Other current liabilities	23,272		23,791
Provisions for risks and charges - current portion	5,963		13,208

Total current liabilities	339,447	59.3%	236,484	41.3%

Long-term liabilities
Long-term debt, net of current portion	4,661		110,611
Employees’ leaving entitlement	10,818		9,478
Deferred income taxes	256		43
Income an other taxes payables - long term portion	1,570		-
Other long-term liabilities	16,144		20,086
Provisionfor risks and charges - long term portion	2,051		3,673

Total long-term liabilities	35,500	6.2%	143,891	25.1%

Total liabilities	374,947		380,375

Total Group shareholders’ equity	197,589	34.5%	192,343	33.6%

Minority interests	16

Total shareholders’ equity	197,605	34.5%	192,343	33.6%

Total liabilities and shareholders’ equity	572,552	100%	572,718	100%